



martin currie

MONTHLY INSIGHT

At October 31, 2004

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$26.27
Market price	US$29.15
Pemium/(discount)	10.96%
Fund size	US$264.9m

At October 29, 2004		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	0.0	-0.9
One year	2.1	4.9

Past performance is not a guide to future returns.
Source: State Street Corporation. *Source for index data: MSCI.

MANAGER'S COMMENTARY

After their brief rally in September, Chinese markets retreated in October. The MSCI Golden Dragon fell by 0.9%. Published statistics showed GDP growth remaining strong, if marginally slower than in the second quarter (9.1% versus 9.6%), and consumer inflation moderating slightly (5.3% year-on-year in September compared to 5.4% in August). But having avoided action while inflation was rising, the government chose the moment when it seems to have peaked to raise interest rates (+27 basis points on one-year loans and deposits, to 5.58% and 2.25% respectively). The main target seems to be some overexcitement in parts of the property market, which the government itself helped spur when it stopped land auctions earlier this year. This rise has raised fears that it will be the first of many. But as this it is the first rise in nine years, it seems likely that the government will take a few months at least to assess the impact. Also, food prices now seem to be falling and, given their weighting in the consumer price index, this trend is likely to prevail over rising energy costs. There were additionally a couple of disappointing Q3 results from commodity stocks (e.g. Anhui Conch Cement and Ma'anshan Steel), squeezed by rising costs and increasing supply. This undermined confidence in the sector which had led the rally.

INVESTMENT STRATEGY

Your fund is 94.4% invested with holdings in 58 companies, of which four are unlisted.

Your fund continues to focus on domestically-orientated consumer stocks. A retreat in commodity prices should ease margin pressure for a number of these companies. Chinese property stocks have suffered from the rate rise, but given that real interest rates remain negative, and the lack of attractive alternative investments, property is likely to return to favour. Having made one move on interest rates, the next seems likely to be on the currency.

One threat to prices comes from the heavy promised supply of new equity in Hong Kong. There is certainly demand for attractively priced IPOs (your fund participated in the well-received China Power IPO). But mega deals tend to drag down valuations in the corresponding sectors before pricing of the deal. This has happened for telecoms (Netcom) and seems likely to apply to airlines (Air China) and banks (Minsheng Bank, China Construction Bank etc.) In the case of the oversold telecoms, we are taking advantage of this by subscribing to Netcom. We will finance these deals, and the forthcoming dividend, by taking profits on internet and textile names.

After a long period of underperformance, we expect Taiwan's market to rally ahead of the MSCI re-weighting and December election.

MESSAGE TO INVESTORS

As we approach the end of our financial year it seems likely that the company will pay a dividend in January, which is a result of profits taken early in the year. Dividends can be taken in cash or stock. Dividend shares will be issued at the greater of net asset value or a 5% discount to the market price. The Fund is currently trading at a 10.96% premium to net asset value.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The central government continues to implement measures to slow the economy and on October 28 made the first interest rate rise for nine years. This is an important and desirable shift from the administrative measures used to date. As in 1993-5 this rise is likely to be the first of a number of small adjustments, which will have a substantial cumulative effect and reposition the economy on a more stable track for future growth.

These changes, coupled with rising inflation in raw material prices, are leading to a margin squeeze which is impacting the profitability of some companies. All the companies in the Direct Investment portfolio are in sectors that are less adversely affected by these changes. Liquidity in the PRC continues to tighten and this is creating opportunities to invest in high quality companies on unusually attractive terms. We are focusing our new deal activity on companies where we can secure both good deal terms and robust entry valuations.

One of the direct investment portfolio companies, Tomoike Industrial (HK) Limited, is undergoing a pre-listing restructuring and has lodged a preliminary prospectus with the Monetary Authority of Singapore with a view for an IPO on the Singapore Stock Exchange under the name of CDW Holding Limited. A successful IPO could lead to an increase in the carrying value of the investment. The preliminary prospectus can be viewed at the website of the Monetary Authority of Singapore: http://masnet.mas.gov.sg/opera/sdrprosp.nsf

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$305.7m
Shares outstanding	10,081,913
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	51.2%
■ Taiwan	28.2%
■ B Shares	2.8%
■ New York	7.3%
■ Direct	4.9%
■ Other assets & liabilities	5.6%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Industrials	21.3%	13.2%
Consumer discretionary	17.7%	6.8%
Information technology	14.5%	16.9%
Materials	9.1%	6.9%
Utilities	9.1%	9.4%
Financials	7.7%	32.4%
Consumer staples	7.2%	0.5%
Healthcare	3.4%	0.1%
Telecommunications	2.7%	7.6%
Energy	1.7%	6.2%
Other assets & liabilities	5.6%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation.

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	0.0	-2.5
Year to date	0.3	-28.5
3 years (annualized)	28.8	42.8

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (4.9%)

Tomoike Industrial (HK) Ltd	Industrials	2.4%
Global E Business	Information technology	1.2%
Captive Finance	Financials	1.1%
teco Optronics	Information technology	0.2%

15 LARGEST LISTED INVESTMENTS (46.9%)

Chaoda Modern Agriculture	Consumer staples	5.6%
Shanda Interactive	Consumer discretionary	3.8%
BYD	Industrials	3.4%
TCL International	Consumer discretionary	3.3%
Sohu.com	Information technology	3.3%
Anhui Expressway	Utilities	3.2%
Xinao Gas	Utilities	3.0%
Shenzhen Expressway	Utilities	2.9%
Cathay Financial	Financials	2.8%
China International Marine	Industrials	2.8%
Comba Telecom Systems	Telecommunications	2.7%
China Metal Products	Materials	2.6%
Merry Electronics	Consumer discretionary	2.6%
Golden Meditech	Energy	2.5%
Synnex Technologies	Consumer discretionary	2.4%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	0.0	7.1	0.3	2.1	28.8	17.5	7.9
MSCI Golden Dragon	-0.9	7.3	2.2	4.9	14.8	-2.0	n/a
Hang Seng Chinese Enterprise	-2.9	4.1	-10.5	16.3	34.3	15.8	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of October 31, 2004.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of October 31, 2004.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**51.2%**
Chaoda Modern Agriculture	682 HK	HK$2.7	43,089,900	14,808,953	5.6%
BYD	1211 HK	HK$21.9	3,225,000	9,074,003	3.4%
TCL International	1070 HK	HK$2.1	32,318,000	8,823,248	3.3%
Anhui Expressway	995 HK	HK$3.8	17,778,000	8,622,336	3.2%
Xinao Gas	2688 HK	HK$4.4	13,976,000	7,810,831	3.0%
Shenzhen Expressway	548 HK	HK$2.8	21,494,000	7,663,114	2.9%
Comba Telecom Systems	2342 HK	HK$3.6	15,356,000	7,003,764	2.7%
Golden Meditech	8180 HK	HK$1.9	27,900,000	6,738,871	2.5%
TPV Technology	903 HK	HK$4.7	9,968,000	6,019,092	2.3%
Weichai Power	2338 HK	HK$16.1	2,536,000	5,229,370	2.0%
Solomon Systech	2878 HK	HK$2.0	20,698,000	5,212,061	2.0%
Fountain Set	420 HK	HK$5.9	6,714,000	5,046,175	1.9%
Sinotrans	598 HK	HK$2.5	12,835,000	4,163,728	1.6%
Yanzhou Coal Mining	1171 HK	HK$10.3	3,146,000	4,163,140	1.6%
China Shipping Container Lines	2866 HK	HK$3.3	9,221,000	3,879,845	1.5%
China Fire Safety	8201 HK	HK$0.6	50,380,000	3,689,420	1.4%
Fujian Zijin Mining	2899 HK	HK$3.0	7,400,000	2,875,956	1.1%
Weiqiao Textile	2698 HK	HK$11.4	1,854,500	2,692,343	1.0%
Proview International	334 HK	HK$1.4	13,644,000	2,524,232	0.9%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,316,310	0.9%
Beiren Printing Machinery	187 HK	HK$2.5	7,000,000	2,225,862	0.8%
Li Ning	2331 HK	HK3.1	5,600,000	2,212,372	0.8%
China Rare Earth	769 HK	HK$1.1	15,254,000	2,136,168	0.8%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.4	37,500,000	2,119,869	0.8%
Ocean Grand Chemicals	2882 HK	HK$0.9	17,379,000	2,098,832	0.8%
Asia Aluminium	930 HK	HK$0.9	18,000,000	2,035,074	0.8%
Sino Golf	361 HK	HK$1.2	11,835,000	1,885,450	0.7%
Asia Zirconium	395 HK	HK$1.0	13,196,000	1,661,474	0.6%
China Power International	2380 HK	HK$3.1	1,029,000	399,913	0.2%
Arcontech	8097 HK	HK$0.2	18,386,000	408,657	0.1%
Taiwan					**28.2%**
Cathay Financial	2882 TT	NT$64.0	3,862,000	7,399,132	2.8%
China Metal Products	1532 TT	NT$36.3	6,328,714	6,877,184	2.6%
Merry Electronics	2439 TT	NT$75.5	3,012,016	6,807,580	2.6%
Synnex Technologies	2347 TT	NT$47.9	4,465,604	6,403,306	2.4%
Taiwan Green Point	3007 TT	NT$92.0	2,155,749	5,937,102	2.2%
Fubon Financial	2881 TT	NT$31.5	5,453,952	5,142,927	2.0%
Polaris Securities	2854 TT	NT$17.1	9,407,587	4,815,738	1.8%
Cheng Shin Rubber	2105 TT	NT$39.7	3,305,974	3,928,968	1.5%
Radiant Opto-Electronics	6176 TT	NT$59.5	1,890,000	3,366,412	1.3%
Asia Optical	3019 TT	NT$159.0	686,937	3,269,660	1.2%
Chicony Electronics	2385 TT	NT$35.0	3,001,152	3,144,449	1.2%
Tripod Technology	3044 TT	NT$39.5	2,503,413	2,960,180	1.1%
Wintek	2384 TT	NT$37.0	2,421,104	2,681,660	1.1%
Data Systems Consulting	2447 TT	NT$20.6	4,237,987	2,613,457	1.0%
Taiwan FamilyMart	5903 TT	NT$52.0	1,567,231	2,439,635	0.9%
Vanguard International Semiconductor	5347 TT	NT$15.8	3,122,163	1,476,730	0.5%
Yieh United Steel	9957 TT	NT$13.7	3,500,000	1,435,414	0.5%
Soft-World International	5478 TT	NT$51.0	933,457	1,425,125	0.5%
ET Internet Technology	2614 TT	NT$16.1	2,877,000	1,386,610	0.5%
Taiwan Hon Chuan Enterprise	9939 TT	NT$23.9	1,843,403	1,318,884	0.5%
B shares					**2.8%**
China International Marine	200039 CH	HK$14.7	3,908,395	7,376,415	2.8%
New York					**7.3%**
Shanda Interactive	SNDA US	US$30.3	324,300	9,855,153	3.8%
Sohu.com	Sohu US	US$16.8	526,286	8,815,291	3.3%
Chindex International	CHDX US	US$7.9	69,987	554,997	0.2%
Direct					**4.9%**
Tomoike Industrial			825,000	6,344,492	2.4%
Global E Business			40,000	3,040,462	1.2%
Captive Finance			2,000,000	3,045,000	1.1%
teco Optronics			1,861,710	561,406	0.2%
Other assets & liabilities					**5.6%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com